United States securities and exchange commission logo





                             March 20, 2023

       Barry Sloane
       Chief Executive Officer
       NewtekOne, Inc.
       4800 T Rex Avenue, Suite 120
       Boca Raton, FL 33431

                                                        Re: NewtekOne, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-3
                                                            Filed March 6, 2023
                                                            File No. 333-269452

       Dear Barry Sloane:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 23, 2023 letter.

       Pre-Effective Amendment No. 1 to Form S-3 filed March 6, 2023

       General

   1. We note your disclosure on page 5 that you plan to follow the NewtekOne SBA 7(a) loan business model prior to
becoming a financial holding company, including "accumulating sufficient loans for
investment and securitization" and transferring the loans to a special purpose vehicle, such
as a trust. On page 7 under the Non-Conforming Conventional
                                                        Commercial Loans
subsection you also refer to commercial loan securitization and Class
                                                        A Notes. Because your
new business plan appears to involve acquiring, holding and
                                                        selling securities,
these activities may implicate obligations under the federal securities laws, including, but
not limited to, any requirements to register as an investment company under the Investment
Company Act of 1940. Please explain how you intend to conduct
 Barry Sloane
NewtekOne, Inc.
March 20, 2023
Page 2
         your operations in accordance with these requirements and what specific exclusion or exemption from being deemed an investment company you plan to rely on. Our Business, page 2

2. We note your response to our prior comment 1 and reissue in part. Please further revise this section to provide additional details about your business after becoming a financial holding company as follows:
             Disclose and explain the nature of any material dependence on revenue-generating activities, key products, services, product families, or customers in your business operations going forward;
             Significantly expand your disclosure on page 8 to describe your insurance business and include material risks related to this business line in the risk factors section;
             Disclose what business lines will not conduct operations through or in cooperation with Newtek Bank, so it is clear to investors what business lines the bank will not participate in; and
             For each company or business line listed on pages 5 through 8, explain what percentage of your revenue is generated from this line of business and how the company generates revenue, detailing, for example, fees or commissions charts. If you believe, as you state in your response letter, that this information is not material to investors, please provide us with your detailed analysis. Regulation and Supervision
Limits on Activities and Approval Requirements, page 10

3. Please briefly explain your disclosure that electing to become a financial holding company allows you "to engage in a broader array of financial activities than bank holding companies."
Risk Factors, page 16
FirstName LastNameBarry Sloane
4. Please add a separately captioned risk factor to discuss the recent events and causes of the
Comapany   NameNewtekOne,
       volatility in the bankingInc.
                                  sector, and the extent to which these may be
applicable to you. In
March addition,
       20, 2023 please
                  Page 2 discuss the recent decline in your stock price. FirstName LastName
 Barry Sloane
FirstName  LastNameBarry Sloane
NewtekOne,   Inc.
Comapany
March      NameNewtekOne, Inc.
       20, 2023
March3 20, 2023 Page 3
Page
FirstName LastName
        You may contact William Schroeder at (202) 551-3294 or Ben Phippen at
(202) 551-
3697 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Mateo at (202) 551-3465 or Tonya Aldave at
(202) 551-
3601 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:      Jared Fishman, Esq.